                                 UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C.  20549


                                 SCHEDULE 13D
                   Under the Securities Exchange Act of 1934

                              (Amendment No. 1)*
                       Building One Services Corporation
--------------------------------------------------------------------------------
                               (Name of Issuer)
                         Common Stock, Par Value $.001
--------------------------------------------------------------------------------
                        (Title of Class of Securities)

                                   120114103
                   -----------------------------------------
                                (CUSIP Number)

                               Mr. Andrew Africk
                              Boss Investment LLC
                          c/o Apollo Management, L.P.
                    1301 Avenue of the Americas, 38th Floor
                              New York, NY 10019
                                 212-261-4000

                                with copies to:
   Michael D. Weiner, Esq.                     John J. Suydam, Esq.
   Apollo Management, L.P.                     O'Sullivan Graev & Karabell, LLP
   1999 Avenue of the Stars, Suite 1900        30 Rockefeller Plaza, 24th Floor
   Los Angeles, CA 90067                       New York, NY 10012
   310-201-4100                                212-408-2400

--------------------------------------------------------------------------------
          (Name, Address and Telephone Number of Person Authorized to
                      Receive Notices and Communications)


                               February 7, 1999
            -------------------------------------------------------
            (Date of Event which Requires Filing of this Statement)



     If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of (S)(S)240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [ ].

     Note: Schedules filed in paper format shall include a signed original and five copies of the schedule,

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     including all exhibits. See (S)240.13d-7 for other parties to whom copies are to be sent

     *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).





     Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

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CUSIP No. ...................

-------------------------------------------------------------------------------------------------------------------------
     1.  Names of Reporting Persons.
         I.R.S. Identification Nos. of above persons (entities only).

         Boss Investment LLC*............................................................................................

-------------------------------------------------------------------------------------------------------------------------
     2.  Check the Appropriate Box if a Member of a Group (See Instructions)

         (a) X...........................................................................................................

         (b).............................................................................................................

-------------------------------------------------------------------------------------------------------------------------
     3.  SEC Use Only....................................................................................................

-------------------------------------------------------------------------------------------------------------------------
     4.  Source of Funds (See Instructions) OO...........................................................................
-------------------------------------------------------------------------------------------------------------------------
     5.  Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e).............................
-------------------------------------------------------------------------------------------------------------------------
     6.  Citizenship or Place of Organization
         Delaware........................................................................................................
-------------------------------------------------------------------------------------------------------------------------

-------------------------------------------------------------------------------------------------------------------------
Number of
Shares Bene-     7.  Sole Voting Power  -0-..............................................................................
ficially        ---------------------------------------------------------------------------------------------------------
Owned by Each
Reporting        8.  Shared Voting Power  -0-............................................................................
Person With:    ---------------------------------------------------------------------------------------------------------

                 9.  Sole Dispositive Power  -0-.........................................................................
                ---------------------------------------------------------------------------------------------------------

                 10.    Shared Dispositive Power  -0-....................................................................
-------------------------------------------------------------------------------------------------------------------------

     11.  Aggregate Amount Beneficially Owned by Each Reporting Person -0-...............................................
-------------------------------------------------------------------------------------------------------------------------

     12.  Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)...........................
-------------------------------------------------------------------------------------------------------------------------

     13.  Percent of Class Represented by Amount in Row (11)   -0-.......................................................
-------------------------------------------------------------------------------------------------------------------------

     14.  Type of Reporting Person (See Instructions) OO.................................................................

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
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     1.  Names of Reporting Persons.
         I.R.S. Identification Nos. of above persons (entities only).

         Apollo Investment Fund IV, L.P.*................................................................................

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     2.  Check the Appropriate Box if a Member of a Group (See Instructions)

         (a) X...........................................................................................................

         (b).............................................................................................................

-------------------------------------------------------------------------------------------------------------------------
     3.  SEC Use Only....................................................................................................

-------------------------------------------------------------------------------------------------------------------------
     4.  Source of Funds (See Instructions) OO...........................................................................
-------------------------------------------------------------------------------------------------------------------------
     5.  Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e).............................
-------------------------------------------------------------------------------------------------------------------------
     6.  Citizenship or Place of Organization
         Delaware........................................................................................................
-------------------------------------------------------------------------------------------------------------------------

-------------------------------------------------------------------------------------------------------------------------
Number of
Shares Bene-     7.  Sole Voting Power  -0-..............................................................................
ficially        ---------------------------------------------------------------------------------------------------------
Owned by Each
Reporting        8.  Shared Voting Power  -0-............................................................................
Person With:    ---------------------------------------------------------------------------------------------------------

                 9.  Sole Dispositive Power  -0-.........................................................................
                ---------------------------------------------------------------------------------------------------------

                 10.    Shared Dispositive Power  -0-....................................................................
-------------------------------------------------------------------------------------------------------------------------

     11.  Aggregate Amount Beneficially Owned by Each Reporting Person -0-...............................................
-------------------------------------------------------------------------------------------------------------------------

     12.  Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)...........................
-------------------------------------------------------------------------------------------------------------------------

     13.  Percent of Class Represented by Amount in Row (11)   -0-.......................................................
-------------------------------------------------------------------------------------------------------------------------

     14.  Type of Reporting Person (See Instructions) PN.................................................................

     ....................................................................................................................

     ....................................................................................................................

     ....................................................................................................................

     ....................................................................................................................

     ....................................................................................................................


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     1.  Names of Reporting Persons.
         I.R.S. Identification Nos. of above persons (entities only).

         Apollo Overseas Partners IV, L.P.*..............................................................................

-------------------------------------------------------------------------------------------------------------------------
     2.  Check the Appropriate Box if a Member of a Group (See Instructions)

         (a) X...........................................................................................................

         (b).............................................................................................................

-------------------------------------------------------------------------------------------------------------------------
     3.  SEC Use Only....................................................................................................

-------------------------------------------------------------------------------------------------------------------------
     4.  Source of Funds (See Instructions) OO...........................................................................
-------------------------------------------------------------------------------------------------------------------------
     5.  Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e).............................
-------------------------------------------------------------------------------------------------------------------------
     6.  Citizenship or Place of Organization
         Cayman Islands..................................................................................................
-------------------------------------------------------------------------------------------------------------------------

-------------------------------------------------------------------------------------------------------------------------
Number of
Shares Bene-     7.  Sole Voting Power  -0-..............................................................................
ficially        ---------------------------------------------------------------------------------------------------------
Owned by Each
Reporting        8.  Shared Voting Power  -0-............................................................................
Person With:    ---------------------------------------------------------------------------------------------------------

                 9.  Sole Dispositive Power  -0-.........................................................................
                ---------------------------------------------------------------------------------------------------------

                 10.    Shared Dispositive Power  -0-....................................................................
-------------------------------------------------------------------------------------------------------------------------

     11.  Aggregate Amount Beneficially Owned by Each Reporting Person -0-...............................................
-------------------------------------------------------------------------------------------------------------------------

     12.  Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)...........................
-------------------------------------------------------------------------------------------------------------------------

     13.  Percent of Class Represented by Amount in Row (11)   -0-.......................................................
-------------------------------------------------------------------------------------------------------------------------

     14.  Type of Reporting Person (See Instructions) PN.................................................................

     ....................................................................................................................

     ....................................................................................................................

     ....................................................................................................................

     ....................................................................................................................

     ....................................................................................................................


-------------------------------------------------------------------------------------------------------------------------
     1.  Names of Reporting Persons.
         I.R.S. Identification Nos. of above persons (entities only).

         Apollo Advisors IV, L.P.*.......................................................................................

-------------------------------------------------------------------------------------------------------------------------
     2.  Check the Appropriate Box if a Member of a Group (See Instructions)

         (a) X...........................................................................................................

         (b).............................................................................................................

-------------------------------------------------------------------------------------------------------------------------
     3.  SEC Use Only....................................................................................................

-------------------------------------------------------------------------------------------------------------------------
     4.  Source of Funds (See Instructions) OO...........................................................................
-------------------------------------------------------------------------------------------------------------------------
     5.  Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e).............................
-------------------------------------------------------------------------------------------------------------------------
     6.  Citizenship or Place of Organization
         Delaware........................................................................................................
-------------------------------------------------------------------------------------------------------------------------

-------------------------------------------------------------------------------------------------------------------------
Number of
Shares Bene-     7.  Sole Voting Power  -0-..............................................................................
ficially        ---------------------------------------------------------------------------------------------------------
Owned by Each
Reporting        8.  Shared Voting Power  -0-............................................................................
Person With:    ---------------------------------------------------------------------------------------------------------

                 9.  Sole Dispositive Power  -0-.........................................................................
                ---------------------------------------------------------------------------------------------------------

                 10.    Shared Dispositive Power  -0-....................................................................
-------------------------------------------------------------------------------------------------------------------------

     11.  Aggregate Amount Beneficially Owned by Each Reporting Person -0-...............................................
-------------------------------------------------------------------------------------------------------------------------

     12.  Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)...........................
-------------------------------------------------------------------------------------------------------------------------

     13.  Percent of Class Represented by Amount in Row (11)   -0-.......................................................
-------------------------------------------------------------------------------------------------------------------------

     14.  Type of Reporting Person (See Instructions) PN.................................................................


 .........................................................................................................................

     ....................................................................................................................

     ....................................................................................................................

     ....................................................................................................................

     ....................................................................................................................


     * On December 23, 1998, Boss Investment LLC, a Delaware limited liability company (the "Investor"), owned by Apollo Investment Fund IV, L.P. and Apollo
              --------
Overseas Partners IV, L.P., entered into an Agreement and Plan of Merger (the "Merger Agreement"), with Building One Services Corporation, a Delaware
 ------ ---------
corporation (the "Issuer"). In connection with the Merger Agreement, the
                  ------
Investor entered into a Stockholders Agreement dated as of December 23, 1998 (the "Stockholders Agreement") with Jonathan Ledecky ("Ledecky"). Pursuant to
      ------------ ----------                          -------
the Stockholders Agreement, Ledecky, owning approximately 9.5% of the issued and outstanding shares of Common Stock (assuming the exercise of the warrant held by Ledecky), agreed to vote, and granted a related proxy to vote, his Common Stock in favor of the Merger Agreement and the Merger. The Stockholders Agreement provided that it would terminate upon the date upon which the Merger Agreement is terminated in accordance with its terms.

     On February 7, 1999, the Investor entered into a Termination Agreement ("Termination Agreement") with the Issuer, whereby the Merger Agreement was
  ---------------------
terminated. Under its terms, the Stockholders Agreement terminated upon termination of the Merger Agreement. Thus, the Investor no longer beneficially owns any shares of Common Stock of the Issuer.

ITEM 3.   SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

                  No funds are necessary to effectuate the transactions contemplated by the Termination Agreement (as defined in Item 4).


ITEM 4.  PURPOSE OF TRANSACTION

                  The purpose of the transaction is to terminate the Agreement and Plan of Merger, dated as of December 23, 1998 (the "Merger Agreement"), between the Investor and the Issuer.

                  On February 7, 1999, the Investor and the Issuer entered the Termination Agreement (the "Termination Agreement"), whereby the Investor and the Issuer mutually agreed to terminate the Merger Agreement in accordance with Section 8.1(a) of the Merger Agreement. Investor no longer beneficially owns any shares of Common Stock of the Issuer.

                  The foregoing description of the Termination Agreement (including the Press Release attached as an exhibit thereto) is qualified in its entirety by reference to the text of such document, which is filed as an exhibit to this Amendment No. 1 to Schedule 13D and is incorporated herein by reference.

                  The Reporting Entities have no present plans or proposals to acquire securities of the Issuer. However, the Reporting Entities reserve the right to acquire additional securities and to participate in future transactions with respect to the Issuer's Securities.


ITEM 5.   INTEREST IN SECURITIES OF THE ISSUER

(a) and (b)       The Reporting Entities have no interest, direct or indirect in securities of the Issuer.

(c)               The responses set forth in Item 4 are incorporated herein.

(d)               Not applicable.

(e)               Not applicable.


ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO THE SECURITIES OF THE ISSUER

                  The responses set forth in Item 4 and Item 5 are incorporated herein.

ITEM 7.   MATERIAL TO BE FILED AS AN EXHIBIT

                  1. Termination Agreement dated as of February 7, 1999, among Boss Investment LLC, a Delaware limited liability company, and Building One Services Corporation, a Delaware corporation (including the Press Release attached as an exhibit thereto).

      After reasonable inquiry and to the best of his knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct. In addition, by signing below, the undersigned agrees that this Amendment No. 1 to Schedule 13D may be filed jointly on behalf of each of Boss Investment LLC, Apollo Investment Fund IV, L.P., Apollo Advisors IV, L.P. and Apollo Overseas Partners IV, L.P.

      Dated as of the 10th day of February, 1999.

BOSS INVESTMENT LLC                                        APOLLO ADVISORS IV, L.P.

                                                           By:  Apollo Capital Management IV, Inc.,
By:  /s/ Michael D. Weiner                                      its General Partner
   ------------------------------------
   Name:  Michael D. Weiner
   Title: Vice President                                   By:  /s/ Michael D. Weiner
                                                              ------------------------------------
                                                              Name:  Michael D. Weiner
                                                              Title: Vice President


APOLLO INVESTMENT FUND IV, L.P.                            APOLLO OVERSEAS PARTNERS IV, L.P.

By:  Apollo Advisors IV, L.P.,                             By:  Apollo Advisors IV, L.P.,
     its General Partner                                        its General Partner

By:  Apollo Capital Management IV, Inc.,                   By:  Apollo Capital Management IV, Inc.,
     its General Partner                                        its General Partner

By:  /s/ Michael D. Weiner                                 By:  /s/ Michael D. Weiner
   ------------------------------------                       ------------------------------------
   Name:  Michael D. Weiner                                   Name:  Michael D. Weiner
   Title: Vice President                                      Title: Vice President